Mail Stop 3561


									September 26, 2005


Mr. Anthony C. Dike
Chairman and Chief Executive Officer
Meridian Holdings, Inc.
6201 Bristol Parkway
Culver City, CA 90230


      RE:		   Meridian Holdings, Inc.
            	        	Form 10-KSB for Fiscal Year Ended
      December 31, 2004
      Filed May 16, 2005
		Forms 10-KSB/A for Fiscal Year Ended
      December 31, 2004
	  	Form 10-QSB for Fiscal Quarter Ended
		March 31, 2005
		Forms 10-QSB/A for Fiscal Quarter Ended
		March 31, 2005
		Form 10-QSB for Fiscal Quarter Ended
		June 30, 2005
	File No. 000-30018


Dear Mr. Dike:

	We have reviewed your responses contained in the letters filed on EDGAR on August 29 and September 14, 2005 and upon reviewing those responses issue the following comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Consolidated Financial Statements



Consolidated Statements of Operations, page F-4
1. We read your response to comment number 1 from our letter dated June 20, 2005, as reissued in our letter dated July 21, 2005. We have also reviewed your amendment to your Form 10-KSB for the fiscal year ended December 31, 2004, filed on September 6, 2005. Please revise your discussion on page 12 and also your disclosure within
Note 13 of your financial statements to indicate that the amount and potential interest from the judgment against Sirius Technologies of
America has not been reflected in the balance sheet or statement of operations. Additionally, the table in Note 14 summarizing your restatement refers to dates that appear to be incorrect. Please tell us the relevance of these dates indicated and revise your disclosure.
The table should summarize the amounts as originally reported and as restated, both as of December 31, 2004. Please refer to APB 20 for further guidance.

Note 1 - Summary of Significant Accounting Policies

Equity Method, page F-7
2. We read your response to comment number 4 from our letter dated June 20, 2005 as reissued in our letter dated July 21, 2005. We have also reviewed your amendment to your Form 10-KSB for the fiscal year ended December 31, 2004, filed on September 6, 2005. We note that you have restated your financial statements to include the losses from your equity investments within your statements of operations; however, you still have not disclosed the current ownership percentages of your investments accounted for under the equity method or explained how you determined that the fair value of your investment exceeds the carrying value and that a loss in value of your investment has not occurred. Please be detailed in your response. Refer to paragraphs 6b, 19h and 20a of APB 18.

Item 8a.  Controls and Procedures, page 13
3. We reviewed your amendment to your Form 10-KSB for the fiscal year ended December 31, 2004 filed on September 6, 2005. We note again that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures as of March
31, 2005, instead of December 31, 2004. We again refer you to Item
307 of Regulation S-B that requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise your Form 10-KSB accordingly.
Additionally, please revise your Form 10-QSB for the quarter ended June 30, 2005 to conclude as to the effectiveness of your disclosure controls and procedures as of the end of the period, June 30, 2005, covered by that report.
4. We read your response to comment numbers 8 and 9 from our letter dated June 20, 2005 as reissued in our letter dated July 21, 2005. We have also reviewed your amendments to your Form 10-KSB for fiscal year ended December 31, 2004 filed on September 6, 2005 and Form 10-
QSB for the quarterly period ended March 31, 2005 filed on August
29,
2005. We note that you continue to state that there were no "significant" changes in your internal controls. Item 308(c) of Regulation S-B requires that you disclose "any change" in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in your Form 10-KSB and all subsequent Forms 10-QSB including the quarter ended June 30, 2005.

Exhibit 31
5. We note that the amended Form 10-KSB for fiscal year ended December 31, 2004 filed September 6, 2005 and the amended Form 10-QSB for the quarter ended March 31, 2005 filed on August 29, 2005 did not
include a certification of your principal financial officer.  If you
no longer have a CFO and the same individual is performing both duties as your principal executive officer and principal financial officer then both titles must be listed on the certification, otherwise please file a separate certification for your principal financial officer. Furthermore, please also amend your Form 10-QSB for the quarter ended June 30, 2005 for the same matter. For further
guidance please refer to paragraph (a) of Exchange Act Rules 13a-
14
and 15d-14 and the Sarbanes-Oxley Act of 2002 - Frequently Asked Questions issued November 8, 2002 (as revised November 14, 2002), particularly questions 12 and 15, available at the Division of Corporation Finance section of our website, www.sec.gov.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.








	You may contact David DiGiacomo at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Anthony Dike
Meridian Holdings, Inc.
September 26, 2005
Page 1